EXHIBIT 12. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
Eli Lilly and Company and Subsidiaries
(Dollars in millions)

	Six
	Months Ended
	June 30,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002
Consolidated pretax income before cumulative effect of a change in accounting principle	$1,646.1	$3,418.0	$2,717.5	$2,941.9	$3,261.7	$3,457.7

Interest[1]	161.4	344.8	245.7	162.9	121.9	140.0

Less interest capitalized during the period	(49.3)	(106.7)	(140.5)	(111.3)	(60.9)	(60.3)

Earnings	$1,758.2	$3,656.1	$2,822.7	$2,993.5	$3,322.7	$3,537.4

Fixed charges	$161.4	$344.8	$245.7	$162.9	$121.9	$140.0

Ratio of earnings to fixed charges	10.9	10.6	11.5	18.4	27.3	25.3

[1]	Interest is based upon interest expense reported as such in the consolidated income statement and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.